UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number:  001-32199

SHIP FINANCE INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of Ship Finance International Limited's (the "Company") slides from the Company's presentation of its Preliminary Second Quarter Results, held on Thursday, August 20, 2009.

Statements made in the slides which are not historical are forward-looking statements that reflect management's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical fact. Such statements are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. See "Forward Looking Statements" in the slides.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                   SHIP FINANCE INTERNATIONAL LIMITED
    (registrant)

Dated: September 29, 2009	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer
Ship Finance Management AS

SK 23153 0001 1033516

Exhibit 99.1

Ship Finance International Limited
2Q 2009 results

August 20, 2009

FORWARD LOOKING STATEMENTS
This presentation contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and world wide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
OFFERING PURSUANT TO A PROSPECTUS SUPPLEMENT
The offering of the stock dividend will be made only pursuant to a prospectus supplement to the Company’s shelf registration statement on Form F-3, as amended (Registration No. 333-158162), which is filed with the SEC.
This report does not constitute an offer to sell or the solicitation of an offer to buy shares of the Company’s securities, nor will there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. Shareholders are advised to refer to the registration statement filed with the SEC and the prospectus supplement, which will be filed with the SEC, for additional information regarding the dividend.

2Q 2009 Highlights
▪ Declared a quarterly dividend of $0.30 dividend per share
 • 10% dividend yield(1)
 • 22 consecutive quarters with dividend payments
▪ $53.5m ($0.72/share) net income
 • Including gain on repurchase of bonds and non-cash asset impairment
▪ $8.0m ($0.11/share) profit share accumulated in 2Q 2009
 • $22.5m accumulated in the first half of 2009
 • $21.3m average profit share per quarter since 2004
 • Full-year 2009 profit share payable in March 2010
(1) Announced quarterly cash dividend, annualized / SFL share price $12.15 (August 19, 2009)

2Q 2009 Highlights
▪ Bought back one third of remaining 8.5% Senior Notes
 • Bonds with face value of $148m was repurchased at a 15.5% discount
 • Previously held by banks under TRS agreements with SFL
 • Recognized a non-recurring gain of $41.7m
 • Part-financed with $90m bank loans and $16.5m sale of equity
▪ Non-cash $33.9m asset impairment
 • $26.8m linked to six single-hull tankers
 • $7.1m relating to a financial investment in a container vessel owner/operator
▪ Jack-up rig West Ceres sold for $135m
 • Seadrill exercised a pre-agreed fixed price purchase option
 • Delivered to new owner in July 2009
 • Net cash proceeds to Ship Finance after bank debt repayment was $40m
▪ Sale of single hull VLCC Front Duchess
 • Delivery to new owner expected in September 2009
 • Only five single hull vessels remaining on charter to Frontline
 • Net cash proceeds to Ship Finance after charter termination fee and bank debt repayment is estimated to be $2.5m

Dividend payment options
▪ Dividends for 2Q 2009 to be paid in cash, or at the
 shareholder’s election, in stock
▪ The stock dividend alternative
 • To be offered pursuant to a prospectus supplement to be filed with the SEC
 • Stock dividend to be based on market price prior to ex-dividend date, less a 5% discount
▪ Our largest shareholders will take stock
 • Farahead Investments Inc. and Hemen Holding Ltd. (42.1% of
 outstanding common shares)
▪ 52% of our shareholders elected to receive the 1Q-2009
 dividend in shares
 • 1.0m new shares issued in July 2009

ATM equity program
▪ Utilized a part of the ‘At the market’ (ATM) equity program in 2Q 2009
 • Approximately 1.4m shares issued and sold in the open market
 • Weighted average price of $12.24 per share
 • Approximately $16.5m in net proceeds, used to part-finance the repurchase of 8.5% Senior Notes
▪ The Company has decided to discontinue the ATM program
 • Utilized less than 20% of the 7 million shares originally registered
▪ Total outstanding number of shares: 77.3m
 • Including 1.0m new shares issued subsequent to quarter-end in connection with the 1Q 2009 dividend

Substantial charter backlog
▪ Nominal values(1) as per June 30, 2009
▪ Excluding any profit sharing
▪ Virtually no exposure to escalating operating expenses
$7.4 bn ($95.6/share)
Total charter payments
$6.4 bn ($83.4/share)
Net cash flow from
charters(2)
13.1 years
Average term of charters(3)
(1) Assuming certain call options are not exercised and excluding assets subsequently sold.
(2) Cash flow net of vessel operating expenses.
(3) Weighted by charter revenue.

SFL operational performance
▪ Pro-forma illustration of cash flow (1)
 • Not as accounted for under US GAAP
 • Used as an internal guideline to assess the Company’s performance
 • Excluding extraordinary and non-cash items
(1) Including cash flow from three 100% owned subsidiaries accounted for as ‘investment in associate’
(2) Per share numbers are based on the weighted average outstanding numbers of shares in the respective quarter
(3) On this slide ‘EBITDA’ is defined as gross charter hire received less Vessel operation expenses and General & Administrative expenses
	2Q 2009		1Q 2009		Change
	$ mill.	$/share(2)	$ mill.	$/share(2)	per share
Fixed charter hire
VLCC	63.1	0.84	64.0	0.88
Suezmax	11.2	0.15	11.2	0.15
Chemical Tankers	1.5	0.02	1.4	0.02
Container	11.2	0.15	12.0	0.16
Dry bulk incl. OBOs	15.6	0.21	15.5	0.21
Offshore	113.4	1.52	104.0	1.43
Sum fixed charter hire	216.0	2.88	208.1	2.86	0.9%

Vessel operation expenses and G&A	(25.6)	(0.34)	(26.6)	(0.37)

EBITDA(3) excluding profit share	190.4	2.54	181.4	2.49	2.0%

Accumulated profit share	8.0	0.11	14.5	0.20

EBITDA including accumulated profit share	198.4	2.65	195.9	2.69	(1.6)%

2Q-09 contribution from projects(1)
▪ Large performing fleet and significant cash-flow in 2Q 2009
 • $2.65/share EBITDA-equivalent
 • $0.60/share net cash-flow from projects after interest and debt amortization
▪ Full cash flow effect on all operational units throughout 2Q 2009
(1) Not as accounted per US GAAP - used as an internal guideline to assess the Company’s core business.
(2) Ordinary installments relating to the Company’s projects.
(2)

Profit & Loss
Part of charter hire from
assets classified as finance
leases. Not included in ’total
operating revenues’, but
included in the cash flow
statement
Net income from subsidiaries
accounted for as ’investment
in associate’
Mainly derived from
settlement of bond TRS
agreements and the
repurchase of bonds
(1) Three of our 100% owned subsidiaries, owning four of our units are accounted for as ‘Investment in associate’, and only the net income from these subsidiaries is therefore included in our consolidated Income Statement.

Balance Sheet
‘Stockholder’s equity’ in
subsidiaries accounted for as
’investment in associate’(3)
(1) Three of our 100% owned subsidiaries, owning four of our units, are accounted for as ‘Investment in associate’.
(2) As of June 30, 2009 ‘Stockholders’ equity’ excludes $207.1 million of deferred equity which is being recognized over time.
(3) Plus current items arising from day-to-day operations between SFL and the subsidiaries.

Cash flow Statement
Net cash flow to/from our
subsidiaries accounted for as
‘Investment in associate’
Part of charter hire from
assets classified as finance
leases.

▪ Selected 2Q 2009 income statement figures
▪ Selected 2Q 2009 balance sheet figures
Investment in associates

Part of charter hire from
assets classified as finance
leases. Not included in ’total
operating revenues’, but
included in the cash flow
statement
‘Stockholder’s equity’
included in the Company’s
balance sheet under
’investment in associate’
’Net income’ included in the
Company’s P&L under ’Results
in Associate’

▪ Financing
 • $2.4bn consolidated interest bearing debt, including bond loan
 • $2.0bn of bank loans in subsidiaries accounted for as ‘Investment in associate’
 • No refinancing needs in the near term and compliance with all bank covenants
▪ Limited capex commitments
 • Five newbuilding container vessels (2010-2012)
 • Two Suezmax vessels (4Q09/2Q10), which have been agreed sold
▪ $61.6m in available cash per June 30, 2009

	2H 2009	2010	2011	2012	Total
Scheduled investments	$68m	$101m	$42m	$35m	$246m
Contracted sale of vessels	-$109m	-$109m	-	-	-$217m
Net investments	-$41m	-$8m	$42m	$35m	$29m
Financing and Capital
Expenditure

Contracted cash flow (EBITDA)(1)
excluding profit share
$ in millions
(1) As of June 30, 2009 assuming certain call options are not exercised.
(2) 1H 2009 actual numbers including accumulated profit share and 2H 2009 projected numbers
• Seadrill charters:
 • 100% Seadrill Ltd. guarantee
 • All ultra-deepwater units are sub-
 chartered to major oil companies
 • Frontloaded charter rate and loan
 repayment
• Frontline charters:
 • Conservative base-rates
 • 20% profit split has generated on
 average approx $85m incremental
 cash flow per year
 • $216m charter reserve as security for
 charter payments
(2)

▪ Capturing incremental cash flow in strong markets
 • 20 % profit share of tankers/OBO earnings in excess of base charter rates
 • Spot tanker market exposure represents upside for SFL shareholders

22 quarters of profit share
(1) The profit share is paid on an annual basis. Pro-forma accumulated profit share per quarter based on management estimate. Based on US GAAP, the recognized amounts in the quarterly P&L statement may differ from the pro-forma management estimate.
(2) Adjusted 1 month to compensate for estimated time between fixing and loading.

Summary
▪ $53.5m ($0.72/share) net income
 • $8.0m ($0.11/share) profit share accumulated in 2Q 2009
▪ Quarterly cash dividend of $0.30/share
 • 10% dividend yield(1)
 • Dividend may be paid in stock at the shareholder’s election
▪ No refinancing needs in the near term and compliance with
 all bank covenants
▪ Charter backlog supports long-term dividend capacity
 • $7.4bn ($95.6/share) fixed-rate charter backlog
 • 13.1 year weighted average term of charters
(1) Announced quarterly cash dividend, annualized / SFL share price $12.15 (August 19, 2009)

Q&A